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                             January 18, 2024

       Matthew J. Bromberg
       Chief Executive Officer
       ETF Managers Group Commodity Trust I
       350 Springfield Avenue, Suite 200
       Summit, NJ 07901

                                                        Re: ETF Managers Group
Commodity Trust I
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed January 5,
2024
                                                            File No. 333-263425

       Dear Matthew J. Bromberg:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1

       General

   1. Please revise your disclosures throughout the filing to clarify whether the replacement of the Sponsor has taken
place yet and the date that the Sponsor replacement has been, or will be, effectuated.
In this regard, please revise to address the following points:
                                                            We note that you
have included bracketed dates indicating the date on which the
                                                             Sponsor
replacement occurred. See the prospectus cover page and page 1 of the prospectus
summary. To the extent that the Sponsor replacement has been effectuated,
please revise to complete the bracketed dates.
                                                            Alternatively, to
the extent that the Sponsor replacement has not occurred yet, please clarify the date
on which you expect the replacement will occur, including whether the replacement
will occur prior to the effectiveness of this post-effective amendment. In this
regard, on one hand, we note that: (i) on the facing page you include ETF
Managers Capital LLC ("ETFMC") as an agent for service and the address of ETFMC
as the address of your principal executive office, (ii) the signature
 Matthew J. Bromberg
ETF Managers Group Commodity Trust I
January 18, 2024
Page 2
           page identifies ETFMC as the Sponsor, and (iii) on December 28, 2023 you filed a
           Rule 424(b)(3) prospectus disclosing that "[i]t is expected that the Sponsor
           Replacement will occur during the first quarter of 2024, subject to certain conditions, including, but not limited to, a post-effective amendment to the
Fund   s registration
           statement being declared effective by the SEC." On the other hand, we note that your disclosure throughout the filing refers to ETFMC as the "Former Sponsor."

      Please revise to clarify or reconcile your disclosures, as appropriate.
2. Please revise throughout your filing to ensure that you correctly reference the name of the
      Trust of which the Fund is a series. In this regard, the facing page of this registration
      statement identifies the Trust as    ETF Managers Group Commodity Trust
I,    while the
      prospectus cover page identifies the Trust as    Amplify Commodity Trust.
   Please revise
      to clarify or reconcile your disclosure, as appropriate.
3. We note that on December 28, 2023, you filed a Form 8-K disclosing that ETF Managers
      Capital LLC, as the sponsor of the Trust, entered into an agreement to resign as sponsor to the Trust and transfer its role as the sponsor to Amplify Investments LLC. In an appropriate section, please revise to discuss the material terms of this agreement and file it as an exhibit to the registration statement.
4. Please complete and update all information that is currently in brackets or missing in the filing, including exhibits.
Prospectus Summary, page 1

5. Please revise the prospectus summary to disclose, consistent with the second risk factor on page 16, that the Sponsor has no experience operating a commodity pool or trading other commodity accounts, and, as a result, the operation and performance of the Fund may be adversely affected by this lack of experience.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.



                                                             Sincerely,
FirstName LastNameMatthew J. Bromberg
                                                  Division of Corporation
Finance
Comapany NameETF Managers Group Commodity Trust I
                                                  Office of Crypto Assets
January 18, 2024 Page 2
cc:       Eric Simanek
FirstName LastName